TAYLOR GREY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70517

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**10/01/20**_____ AND ENDING _____**12/31/21**_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Taylor Grey, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1460 N. Doheny Drive
                                                        (No. and Street)

Los Angeles   **California**   **90069**
              (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry Huang   **(626) 241-0075**   **hh@alchemyrecap.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
                                (Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270   **Walnut Creek**   **California**   **94598**
(Address)   (City)   (State)   (Zip Code)

March 4, 2009   **3381**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Henry Huang** _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Taylor Grey, Inc**. _____ , as of _____ **December 31**, 2**021** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Notarial Certificate



Notary Public

Signature: _____

Title: Managing Principal & CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

}

On <u>March 25th, 2022</u> before me, <u>Eunjung Shim Yang, Notary Public,</u> personally appeared

---HENRY HUANG---------------------------------------

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of State of California that the foregoing paragraph is true and correct.



EUNJUNG SHIM YANG
COMM...2328358
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. May 17, 2024

WITNESS my hand and official seal.

SIGNATURE _____

PLACE NOTARY SEAL ABOVE

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of attached document

Title or type of document:

__Taylor Grey, Inc Finacial Statements

__Oath or Affirmation_____

Document Date: __3/25/2022__

Number of Pages:_____pg

Capacity Claimed by Signer
☐ Individual(s)
☐ Corporate Officer
_____
(Title)
☐ Partner(s)
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Other_____

TAYLOR GREY, INC.

TABLE OF CONTENTS

CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 eFax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Taylor Grey, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taylor Grey, Inc. as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Taylor Grey, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Taylor Grey, Inc.'s management. Our responsibility is to express an opinion on Taylor Grey, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Taylor Grey, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information entitled Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Taylor Grey, Inc.'s financial statements.

The supplemental information is the responsibility of Taylor Grey, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our

opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Taylor Grey, Inc.'s auditor since 2018.
Walnut Creek, California
March 23, 2022

TAYLOR GREY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	10,652
Prepaid expenses		1,769
Total Assets	$	12,421

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	3,750
Total Liabilities		3,750
Stockholder's equity		
Common stock, no par value per share;		
authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid in capital		31,500
Retained earnings		(23,829)
Total Stockholder's Equity		8,671
Total Liabilities and Stockholder's Equity	$	12,421

The accompanying notes are an integral part of these financial statements.

TAYLOR GREY, INC.

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM OCTOBER 1, 2020 TO DECEMBER 31, 2021

REVENUE

Investment banking fees	$ -

EXPENSES

Professional fees	10,500
Regulatory fees	2,432
Other operating expenses	1,882
Total Expenses	14,814
Net Loss	$ (14,814)

The accompanying notes are an integral part of these financial statements.

TAYLOR GREY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM OCTOBER 1, 2020 TO DECEMBER 31, 2021

	Common Stock		Additional Paid in Capital		Retained Earnings		Total
Stockholder's Equity at October 1, 2020	$	1,000	$	28,000	$	(9,015)	$ 19,985
Additional paid in capital		-		3,500		-	3,500
Net loss		-		-		(14,814)	(14,814)
Stockholder's Equity at December 31, 2021	$	1,000	$	31,500	$	(23,829)	$ 8,671

The accompanying notes are an integral part of these financial statements.

TAYLOR GREY, INC.

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM OCTOBER 1, 2020 TO DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(14,814)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
(Increase) decrease in:		
Prepaid expenses		(1,769)
Increase (decrease) in:		
Accounts payable		3,750
Net cash used in operating activities		(12,833)

CASH FLOWS FROM FINANCING ACTIVITIES

Additional paid in capital	3,500
Net cash provided by financing activities	3,500
Net decrease in cash	(9,333)
Cash, beginning of period	19,985
Cash, end of period	$ 10,652

SUPPLEMENTAL CASH DISCLOSURES

Taxes piad	$ -
Interest paid	$ -

The accompanying notes are an integral part of these financial statements.

TAYLOR GREY, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. **The Company**

Taylor Grey, Inc. (the "Company") is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Los Angeles, California. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") in October 2020 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in private placement of securities on a fee basis.

2. **Significant Accounting Policies**

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. No cash equivalents were held as of December 31, 2021.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

2. **Significant Accounting Policies** *(continued)*

Accounts Receivable (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Operations. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2021.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes. Any deferred tax asset as of December 31, 2021 is offset by an allowance. As such, no deferred tax asset is recorded in the current year.

3. **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

3. **Revenue from Contracts with Customers** *(continued)*

    ### Investment Banking Fees
    Investment banking revenue consists of retainer fees and success fees. Fees can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Depending on the terms of the contract, success fees may be either fixed or variable fees. Whether they are fixed or variable, success fees are recognized at a point in time when the transaction is complete or upon completion of specific milestones.

    ### Contract Balances
    Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $0 as of October 1, 2020 and December 31, 2021.

    Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees in investment banking engagements. Deferred revenue was $0 as of October 1, 2020 and December 31, 2021.

    ### Contract Costs
    Direct incremental costs to obtain or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs as of December 31, 2021.

    All broker fee related expenses are expensed as incurred and recognized within their respective expense category on the Statement of Operations. For the fifteen-month period ended December 31, 2021, there were no such expenses incurred.

4. **Net Capital Requirements**

    The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $6,902 which was $1,902 in excess of its required capital.

5. **Risks and Uncertainties**

The global pandemic caused by COVID-19 developed rapidly and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

6. **Management Plan**

During the period ended December 31, 2021, the Company incurred $14,814 of losses, bringing retained earnings down to $23,829 at December 31, 2021. Ownership contributed $3,500 during the period ended December 31, 2021 and another $15,000 subsequent to period end. Ownership is committed to funding the Company until revenue generating activity surpasses expenses.

7. **Subsequent Events**

The Company has evaluated all subsequent events through the date the financial statements were available for issuance and has determined there were no additional, material subsequent events to disclose.

In March 2022, the prior owner, to whom the accounts payable as of December 31, 2021 was owed, forgave the total $3,750 liability.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE

TAYLOR GREY, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

NET CAPITAL

Total stockholder's equity		$	8,671
Less: Non-allowable assets			
Prepaid expenses	1,769		
Total non-allowable assets			1,769
Net capital		$	6,902
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $3,750 or $5,000, whichever is greater			5,000
Excess net capital		$	1,902

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2021)

There were no material differences between the computation of net capital presented above and the computation of net capital in the Company's audited Form X-17A-5, Part II.

TAYLOR GREY, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE PERIOD FROM OCTOBER 1, 2020 TO DECEMBER 31, 2021

The Company engages in the private placement of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Taylor Grey, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Taylor Grey, Inc. (the Company) did not claim an exemption under paragraph (k) of §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers,(other than money or consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Taylor Grey, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Taylor Grey, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 23, 2022



SEA Rule 15c3-3 Exemption Report

Taylor Grey, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Taylor Grey, Inc.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Henry Huang
Managing Principal & CEO

March 15, 2022